SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 23, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   ANGLOGOLD ASHANTI ANNOUNCES MINERAL RESOURCE INCREASES AT TROPICANA

AngloGold Ashanti Australia Limited \ A.B.N. 42 008 737 424
Level 13 \ 44 St Georges Tce \ Perth WA \ 6000 \ Australia
Tel +61 8 9425 4600 \ Fax +61 8 9425 4662 \ www.AngloGoldAshanti.com

news release

23 January 2009

MINERAL RESOURCE INCREASES AT TROPICANA

AngloGold Ashanti Australia Ltd is pleased to announce a Mineral Resource increase for the Tropicana Gold Project in Western Australia.

The Tropicana Gold Project, located 330 kilometres east north-east of Kalgoorlie, is part of the Tropicana Joint Venture, which is 70% owned by AngloGold Ashanti Australia (the manager) and 30% by Independence Group NL.

The Measured, Indicated and Inferred Mineral Resource for the project is now 75.3 million tonnes grading 2.07 grams/tonne for 5.01 million ounces of gold.

This represents an increase of approximately 1 million ounces from the first Mineral Resource estimate released for the project in December 2007, and the new estimate is predominantly in the Measured and Indicated category, providing a higher level of confidence.

AngloGold Ashanti Australia's share of the upgraded resource is 3.51 Moz.

The Mineral Resource has been identified within a US$1,000/oz optimisation shell at an AUD:USD exchange rate of 0.80. This is equivalent to an Australian dollar gold price of A$1,250/oz. A cut-off grade of 0.6 g/t has been used for oxide and transitional material and 0.7 g/t for fresh material.

Tropicana Mineral Resource Statement (100%)

Classification	Tonnes (Mt)	Grade (g/t)	Contained Gold (Moz)
Measured	19.9	2.38	1.53
Indicated	31.0	2.06	2.05
Inferred	24.3	1.83	1.43
Total	**75.3**	**2.07**	**5.01**

Drilling completed subsequent to the Mineral Resource estimate has resulted in high grade intersections outside of the Mineral Resource shell in the Havana South area, including 10.0 m @ 3.74 g/t Au from 101m and 5.0 m @ 22.5 g/t Au from 120m in TPRC990 and 10.0 m @ 10.1 g/t Au from 139m in TPRC991. Drilling scheduled for early 2009 is likely to result in further additions to the Mineral Resource in this area.

The Mineral Resource increase has been driven predominantly by extensions to mineralisation identified by ongoing drilling, particularly at Havana, and to a lesser extent by increases in the gold price.



A new mining plan and schedule is being developed to incorporate the increase in Mineral Resource. Pre-feasibility work at the project, based on mining the Tropicana and Havana deposits, is expected to be completed in the June quarter this year. This study is examining a range of treatment rates between 5.5-7.0 Mtpa, which would produce between 250,000 – 420,000 ozpa over a mine life of 10 -15 years.

ENDS

Contact

Australia	Tel:	Mob:	Email:
Andrea Maxey – General Manager Corporate	08 9425 4603	0400 072 199	amaxey@anglogoldashanti.com.au

The information in this report that relates to Mineral Resources is based on information compiled by Mark Kent, who is a full-time employee of AngloGold Ashanti Limited, and a member of the Australasian Institute of Mining and Metallurgy. Mark Kent has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves'. Mark Kent consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: January 23, 2009

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary